Exhibit 99.66

Q3
2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Expressed in thousands of Canadian dollars

TSX : VLNS
OTCQX : VLNCF

The Valens Company Inc.

(formerly Valens GroWorks Corp.)

THE VALENS COMPANY INC.

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-27

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Financial Position

As at August 31, 2020 and November 30, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars)

		August 31, 2020	November 30, 2019
	Notes	$	$
ASSETS
Current
Cash		30,257	49,888
Short-term investments	4	-	8,813
Trade and other receivables	5,15	34,492	35,080
Prepaid expenses and other current assets	6	16,487	8,359
Promissory note receivable	7	1,032	-
Inventory	3 (iii), 8	23,482	7,171
		105,750	109,311
Non-Current
Property, plant and equipment	9,17	50,329	26,374
Intangible assets	10,17	33,655	14,943
Goodwill	17	4,123	4,123

TOTAL ASSETS		193,857	154,751
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	15	13,781	14,855
Term loan – current	11	1,923	-
Contractual obligation – current	12	2,569	-
Lease liabilities - current	13	795	-
Income taxes payable		3,232	6,280
		22,300	21,135
Non-Current
Term loan	11	17,022	-
Contractual obligation	12	8,982	-
Lease liabilities	13	4,077	-
Deferred tax liability		723	882
		53,104	22,017
Shareholders’ equity
Share capital	16	161,315	153,826
Reserves	16	17,430	12,590
Obligation to issue shares	16	2,156	2,375
Deficit		(40,148)	(36,057)
		140,753	132,734
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		193,857	154,751

Commitments and contingencies (Note 22) Subsequent events (Note 25) Approved on behalf of the Board on October 14, 2020:

Signed ”Tyler Robson” Director	Signed ”Nitin Kaushal” Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		For the three months ended		For the nine months ended
		2020	August 31, 2019	2020	August 31, 2019
	Notes	$	$	$	$
Revenue		18,517	16,461	68,127	27,482
Excise taxes		(389)	-	(392)	-
Net revenue	14	18,128	16,461	67,735	27,482
Cost of sales	3 (iii), 8,9	10,311	3,654	31,618	8,725
Inventory valuation allowance	8	504	-	4,398	-
Gross profit		7,313	12,807	31,719	18,757
Operating expenses
Advertising and promotion		497	599	1,182	2,515
Depreciation and amortization	9,10	2,588	609	7,410	1,884
Facility costs		487	168	1,438	361
General and administrative		697	116	1,748	324
Impairment loss on trade receivables		10	-	256	-
Insurance		355	164	1,074	330
Management and consulting fees	15	776	425	2,031	1,926
Professional fees		888	332	2,250	679
Research, extraction and lab supplies		322	508	1,760	1,320
Share-based payments	15,16	1,612	3,394	6,483	8,833
Travel and business development		15	172	263	436
Wages and salaries	3 (iii),15	2,428	797	6,200	2,369
		10,675	7,284	32,095	20,977
Income (loss) from operations		(3,362)	5,523	(376)	(2,220)
Other income (expense)
Interest income	7	66	370	434	689
Financing costs		(257)	-	(370)	-
Impairment of asset held for sale		-	-	-	(3,194)
Foreign exchange gain	12	650	-	132	-
Joint venture termination cost	15	-	-	(931)	-
Accretion	11,12	(212)	-	(512)	-
Contract termination cost	16	-	-	-	(5,945)
Realized loss on disposal of capital assets		(28)	-	(28)	(2)
Realized gain on finder’s fee payable	4	-	-	214	-
Unrealized gain on finder’s fee payable	4	-	206	-	206
Realized loss on short-term investments	4	-	-	(214)	-
Unrealized loss on short-term investments	4	-	(206)	-	(537)
		219	370	(1,275)	(8,783)
Income (loss) before income taxes		(3,143)	5,893	(1,651)	(11,003)
Provision for (recovery of) income taxes	18
Current		(74)	-	2,555	-
Deferred		(5)	-	(159)	-
		(79)	-	2,396	-
Income (loss) and comprehensive income (loss) for the period		(3,064)	5,893	(4,047)	(11,003)
Basic earnings (loss) per common share		(0.02)	0.05	(0.03)	(0.10)
Diluted earnings (loss) per common share		(0.02)	0.05	(0.03)	(0.10)
Weighted average number of common shares outstanding
Basic	24	128,075,319	122,457,417	127,203,254	107,451,763
Diluted		128,075,319	126,580,551	127,203,254	107,451,763

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

	Share Capital
		Amount	Reserves	Obligation to issue shares	Deficit	Total
	Number	$	$	$	$	$
Balance, November 30, 2018	93,213,657	65,049	12,770	4,415	(29,521)	52,713
Shares issued for exercise of warrants	9,037,252	28,947	(6,345)	-	-	22,602
Shares issued for exercise of options	1,177,173	3,164	(2,600)	-	-	564
Units issued through bought deal financing	14,618,644	43,125	-	-		43,125
Unit issuance costs	-	(4,539)	1,666	-		(2,873)
Shares issued for settlement of consulting agreement	3,800,000	10,410	-	(4,465)		5,945
Share-based payments	1,353,000	2,474	4,465	2,435	-	9,374
Loss for the period	-	-	-	-	(11,003)	(11,003)
Balance, August 31, 2019	123,199,726	148,630	9,956	2,385	(40,524)	120,447
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	(36,057)	132,734
Shares issued for exercise of warrants (Note 16(a))	175,424	851	(333)	-	-	518
Shares issued for exercise of options (Note 16(b))	81,250	182	(89)	-	-	93
Shares issued for SoRSE agreement (Note 10)	1,730,432	5,070	-	-	-	5,070
Share-based payments (Note 16(c))	900,000	1,440	5,262	(219)	-	6,483
Shares cancelled – normal course issuer bid (Note 16(e))	(43,600)	(54)	-	-	(44)	(98)
Loss for the period	-	-	-	-	(4,047)	(4,047)
Balance, August 31, 2020	128,347,602	161,315	17,430	2,156	(40,148)	140,753

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars)

	August 31, 2020	August 31, 2019
	$	$
OPERATING ACTIVITIES
Loss for the period	(4,047)	(11,003)
Adjustment for non-cash items:
Depreciation and amortization	7,915	2,370
Share-based payments	6,483	8,833
Inventory valuation allowance	4,398	-
Provision for income taxes	2,396	-
Interest expense on lease liability	117	-
Accretion of deferred financing costs	51	-
Accretion of contractual obligation	461	-
Foreign exchange gain	(137)	-
Interest on promissory note receivable	(32)	(51)
Consulting fees	-	541
Realized loss on disposal of capital assets	28	2
Impairment of assets held for sale	-	3,194
Contract termination cost	-	5,945
Realized loss on short-term investments	214	-
Unrealized loss on short-term investments	-	537
Realized gain on finder’s fee payable	(214)	-
Unrealized gain on finder’s fee payable	-	(206)
Working capital adjustments:
Trade and other receivables	588	(15,435)
Prepaid expenses and other current assets	(7,167)	(556)
Inventory	(20,709)	(343)
Accounts payable and accrued liabilities	(927)	1,915
	(10,582)	(4,257)
Income taxes payable	(5,603)	-
	(16,185)	(4,257)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(21,287)	(16,572)
Acquisition of intangible assets	(7,921)	-
Repayment of promissory note	-	1,058
Proceeds from sale of capital assets	47	-
Issuance of promissory note receivable	(1,000)	-
Restricted cash - private placement	(1,000)	-
Proceeds from redemption of guaranteed investment certificate	8,500	15,000
	(22,661)	(514)
FINANCING ACTIVITES
Proceeds from term loan, net of deferred finance costs	19,394	-
Proceeds from bought deal, net of share issue costs	-	40,252
Proceeds from exercise of warrants	518	22,602
Proceeds from exercise of stock options	93	564
Repayments of term loan	(500)
Purchase of shares under normal course issuer bid	(98)	-
Payments on lease liability	(192)	-
	19,215	63,418
CHANGE IN CASH	(19,631)	58,647
Cash, beginning of period	49,888	1,727
Cash, end of period	30,257	60,374

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1.	DESCRIPTION OF BUSINESS

The Valens Company Inc. (formerly Valens GroWorks Corp.) (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets.

The address of the Company’s registered office is 4th Floor, Suite 400, 96 Spadina Avenue, Toronto, ON, M5V 2J6.

Valens Agritech Ltd. (“VAL”), a subsidiary company, was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories. VAL also holds an analytical testing license and on July 10, 2020 VAL received a cannabis research license from Health Canada under the Cannabis Act.

On April 5, 2017, the Company acquired Supra THC Services Inc. (“Supra”). Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015. Supra held an analytical testing license from Health Canada which allowed Supra to process and produce extract from cannabis and related active ingredients for scientific purposes. On October 23, 2018, the Company entered into an agreement to sell Supra to Rotogro International Limited (“Rotogro”). During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia to hold the interest in the cannabis production facility with Kosha Projects Inc. (“Kosha”). The Company has since terminated its investment in the joint venture with Kosha (Note 15).

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to transfer the assets and operations of Supra upon the closing of the Rotogro transaction.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro-processing license applicant (Note 17).

On June 26, 2020, Valens Australia Pty Ltd. (“VAPL”) was incorporated under the laws of Western Australia to develop the Company’s presence in the Australian market.

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited financial statements for the year ended November 30, 2019, except for the adoption of new accounting standards as described in Note 3, and implementation of IAS 20, Accounting for Government Grants and Disclosure of Government Assistance as described in Note 3 (iii). These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION - continued

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on October 14, 2020.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets measured at fair value. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency, unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Supra, Farms, Labs, Pommies and VAPL. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current interim period’s presentation.

Critical accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based compensation expense included in comprehensive income (loss).

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION – continued

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill, including key assumptions underlying recoverable amounts.

v)	Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

vi)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

COVID-19 estimation uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. The production and sale of cannabis have been recognized as essential services across Canada. As at August 31, 2020, we have not observed any material impairments of our assets or a significant change in the fair value of assets, due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

3.	APPLICATION OF NEW ACCOUNTING STANDARDS

New IFRS Standards that are effective for the current interim period:

(i)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, Leases, which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single, on-balance sheet accounting model for lessees. A lessee is required to recognize a right-of-use (“ROU”) asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company adopted the standard on December 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods. There were no ROU assets or lease liabilities recognized upon adoption and no impact to the Company’s deficit as at December 1, 2019.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right- of use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the condensed interim consolidated statements of income (loss) and comprehensive income (loss). Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in facility costs.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after December 1, 2019.

The Company used the additional practical expedient to not recognise a right-of-use asset or lease liability to leases for which the lease term ends within 12 months of the date of initial application.

As a result of the practical expedient, the Company did not require adjustments to the opening balances as at December 1, 2019 or to retained earnings resulting from the initial adoption of IFRS 16.

The following table reconciles the operating lease commitments as at November 30, 2019 to the opening balance of lease liability at December 1, 2019:

Operating lease commitments as at December 1, 2019	$4,754
Finance lease liabilities recognized as of December 1, 2019	-
Effect of discounting using the lessee’s incremental borrowing rate	-
Lease commitments not yet in effect	(4,586)
Short term, low-value asset leases	(168)
Lease liabilities recognized as at December 1, 2019	-

(ii)	IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable income or losses, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers a change in facts and circumstances. The Company adopted this interpretation on December 1, 2019, applied retrospectively, with no material impact to deficit resulting from the adoption.

IFRS Standards in effect but not previously applicable:

(iii)	IAS 20 – Accounting for government grants and disclosure of government assistance (“IAS 20”)

Government grants and assistance are recognized as a reduction in the related expense in the period in which the grant or assistance become receivable and all conditions, if any, have been satisfied.

During the period ended August 31, 2020, the Company determined the impact on the revenue of the Company and its subsidiaries, as a result of the COVID-19 pandemic, qualified the Company to apply for the Canadian Emergency Wage Subsidy (“CEWS”) provided by the Government of Canada. The Company has applied the CEWS as a reduction against the following accounts:

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2020 $	2019 $	2020 $	2019 $
Inventory	458	-	458	-
Cost of sales	1,121	-	1,121	-
Wages and salaries	482	-	1,401	-
	2,061	-	2,980	-

New IFRS Standards in issue but not yet effective:

(iv)	Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments.

4.	SHORT-TERM INVESTMENTS

	August 31, 2020 $	November 30, 2019 $
Shares in Rotogro	-	313
Guaranteed investment certificate	-	8,500
	-	8,813

Guaranteed investment certificate matures on October 9, 2020 with an annual interest rate of 2.00%. On August 20, 2020 the guaranteed investment certificate was redeemed by the Company for $8,646, which includes accrued interest of $146.

The shares in Rotogro were recorded at fair value with any changes in fair value recorded through profit and loss. On April 9, 2020, the Company completed the transfer of 2,250,000 ordinary shares of Rotogro, with a fair value of $99, to a consultant pursuant to the acquisition of Straight Fire Consulting LLC on April 23, 2019. During the three and nine months ended August 31, 2020, up to the date the Rotogro shares were transferred to the consultant, the fair value of the shares decreased $nil and $214 respectively (three and nine months ended August 31, 2019 - $206 and $537), resulting in a realized loss on short-term investments through income (loss) and comprehensive income (loss) for the nine month period ended August 31, 2020.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

5.	TRADE AND OTHER RECEIVABLES

	August 31, 2020 $	November 30, 2019 $
Trade accounts receivable	32,582	31,448
Less: trade receivables valuation allowance	(258)	-
Net trade accounts receivable	32,324	31,448
Unbilled revenue on products/services transferred over time	422	2,961
GST recoverable	-	273
Government assistance receivable	1,106	-
Other receivables	640	398
	34,492	35,080

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	August 31, 2020 $	November 30, 2019 $
Deposits – raw material inventory	10,176	7,010
Deposits – leases and extraction equipment	2,480	688
Prepaid expenses	2,731	561
Restricted cash – private placement subscription	1,000	-
Restricted short-term investments	100	100
	16,487	8,359

The restricted short-term investment balance consists of a $100 guaranteed investment certificate maturing on August 20, 2021, bearing an annual interest rate of 0.10%. This investment is held by the bank as security for a corporate credit card facility.

During the three months ended August 31, 2020, the Company subscribed for $1,000 of units in a Canadian licensed producer’s private placement subject to certain closing conditions. At August 31, 2020, the subscription funds were held in trust for the benefit of the Company. If these closing conditions are not met to the satisfaction of the Company by September 4, 2020, the escrowed funds will be returned to the Company. Subsequent to quarter end, the closing conditions were satisfied and the deal was closed on September 4, 2020.

7.	PROMISSORY NOTE RECEIVABLE

Total $
Balance, November 30, 2019	-
Additions	1,000
Interest	32
Balance, August 31, 2020	1,032

The Company advanced $1,000 to a Danish company under a promissory note dated March 2, 2020. The promissory note accrues interest at 6.5% per annum with an original maturity date of June 2, 2020. The Company subsequently entered into an amended and restated promissory note dated April 6, 2020, extending the maturity date of the note to September 2, 2020. As security for the promissory note the Company has registered a floating charge deed on the Danish company’s assets. Subsequent to the end of the quarter, the promissory note was repaid in full for proceeds of $1,033 including accrued interest of $33.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

8.	INVENTORY

	August 31, 2020 $	November 30, 2019 $
Dried cannabis and hemp biomass	3,523	502
Extracted cannabis and hemp oils	21,723	6,161
Beverage finished goods	20	154
Packaging and supplies	2,315	354
	27,581	7,171
Less: Inventory valuation allowance	(4,099)	-
	23,482	7,171

Inventory expensed to cost of sales in the three and nine months ended August 31, 2020 was $8,903 and $28,949, respectively (three and nine months ended August 31, 2019 - $3,119 and $7,792). During the three and nine months ended August 31, 2020, the Company recorded an inventory valuation allowance of $504 and $4,398 (three and nine months ended August 31, 2019 - $nil and $nil), realized on cannabis purchased and processed in which the cost exceeds its net realizable value.

9.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab equipment	Right- of-use asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2018	-	-	4,629	434	362	2,724	-	8,149
Additions	3,699	9,028	102	111	425	8,284	-	21,649
Business acquisition (Note 17)	-	-	116	2	10	475	-	603
Transfers	-	4,731	(4,731)	-	-	-	-	-
Disposals	-	-	-	(1)	(6)	(61)	-	(68)
Balance, November 30, 2019	3,699	13,759	116	546	791	11,422	-	30,333
Additions	-	18,275	252	245	387	2,311	4,969	26,439
Disposals	-	-	-	-	-	(88)	-	(88)
Balance, August 31, 2020	3,699	32,034	368	791	1,178	13,645	4,969	56,684
Accumulated depreciation
Balance, November 30, 2018	-	-	331	205	110	314	-	960
Additions	-	243	205	144	278	2,148	-	3,018
Transfers	-	536	(536)	-	-	-	-	-
Disposals	-	-	-	(1)	(1)	(17)	-	(19)
Balance, November 30, 2019	-	779	-	348	387	2,445	-	3,959
Additions	-	302	5	127	175	1,521	279	2,409
Disposals	-	-	-	-	-	(13)	-	(13)
Balance, August 31, 2020	-	1,081	5	475	562	3,953	279	6,355
Carrying value
November 30, 2019	3,699	12,980	116	198	404	8,977	-	26,374
August 31, 2020	3,699	30,953	363	316	616	9,692	4,690	50,329

During the three and nine months ended August 31, 2020, the Company recognized $851 and $2,409 of depreciation respectively (three and nine months ended August 31, 2019 - $495 and $1,299). Of this amount, $98 and $505 was allocated to cost of sales during the three and nine months ended August 31, 2020 (three and nine months ended August 31, 2019 - $243 and $486).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

10.	INTANGIBLE ASSETS

Cost	SoRSE Manufacturing and Sales License $	Customer Relationships $	Micro- Processing License Application $	Brand $	Other $	Total $
Balance, November 30, 2018	14,266	-	-	-	-	14,266
Additions	-	-	-	-	9	9
Business acquisition (Note 17)	-	430	2,980	130	-	3,540
Balance, November 30, 2019	14,266	430	2,980	130	9	17,815
Additions	24,183	-	-	-	35	24,218
Balance, August 31, 2020	38,449	430	2,980	130	44	42,033
Accumulated amortization
Balance, November 30, 2018	-	-	-	-	-	-
Additions	2,854	18	-	-	-	2,872
Balance, November 30, 2019	2,854	18	-	-	-	2,872
Additions	5,339	161	-	-	6	5,506
Balance, August 31, 2020	8,193	179	-	-	6	8,378
Carrying value
November 30, 2019	11,412	412	2,980	130	9	14,943
August 31, 2020	30,256	251	2,980	130	38	33,655

SoRSE Technology Corporation (formerly Tarukino Holdings Inc.)

On September 21, 2018, the Company signed a manufacturing and sales license agreement with SoRSE Technology Corporation (formerly Tarukino Holdings Inc.) (“SoRSE”). Under the agreement, SoRSE granted the Company the exclusive Canadian rights to the production and distribution of its proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products. The agreement also provides the Company with the exclusive rights to produce, sell and distribute in Canada, when and where permitted, SoRSE branded products including Happy Apple™, a cannabis-infused sparkling cider, and Pearl20™, a cannabis infused food and beverage mixer. In exchange for these exclusive Canadian rights, the Company issued 4,300,000 shares of the Company upon signing the agreement valued at $9,288, 1,000,000 warrants valued at $1,958 that vested based on achieving certain milestones and a decreasing royalty on revenue related to the associated products and technologies over the term of the agreement. The warrants are exercisable at prices ranging from $3.50 to $4.00 per share for a five-year term from the date of issuance. During the year ended November 30, 2018, the Company accrued a fee to a consultant on signing the SoRSE agreement of 1,650,000 common shares of the Company valued at $3,020, which was initially recorded as obligation to issue shares. These common shares have been issued by the Company.

The Company valued the exclusive Canadian license agreement based on the fair market value of the 4,300,000 common shares on the date the license agreement was executed. In addition, the Company utilized the Black Scholes model to estimate the fair value of the 1,000,000 warrants issued under the agreement utilizing the following assumptions: discount rate of 2.33%, volatility of 159%, expected life of five years and exercise prices ranging from $3.50 to $4.00.

On December 12, 2019, the Company entered into a five-year amended and restated manufacturing and sales license agreement with SoRSE. Under the amended agreement, SoRSE granted the Company the exclusive rights related to the proprietary emulsion technology and SoRSE branded products for the European, Australian, and Mexican markets in addition to the exclusive Canadian rights under the original agreement. In exchange for these additional rights, the Company paid $7,887 and issued 1,730,432 common shares valued at $5,070. The amended and restated agreement also contains a decreasing royalty on revenue related to the associated products and technologies with annual minimums of US$2,000, specifically related to the new markets, over the term of the agreement. The Company recorded a contractual obligation (Note 12) for the minimum royalty payments and included this in the value of the agreement.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

10.	INTANGIBLE ASSETS - continued

Southern Cliff Brands Inc. (“Pommies”)

On November 7, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (Note 17). Of the total intangible assets acquired of $3,540, $430 was attributed to customer relationships of the existing Pommies cider business, $2,980 to the mature micro-processing license application and $130 to the Pommies cider brand.

11.	CREDIT FACILITY

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). Under the terms of the credit facility, the Lenders will provide the Company up to $40,000 of secured debt financing at interest rates based on prime plus a margin that ranges between 2.0% and 2.5% per annum depending on certain financial covenants.

The Credit Facility consists of a $20,000 secured term loan, which was fully drawn at August 31, 2020 and up to a $20,000 secured revolving loan, which has not been drawn as at August 31, 2020. In addition, the credit facility contains an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets.

As at August 31, 2020, the applicable interest rate on the term loan was 3.7%. During the three and nine months ended August 31, 2020, the Company incurred financing costs on the Credit Facility of $199 and $199 respectively (three and nine months ended August 31, 2019 - $nil and $nil).

The Company’s required repayments on the term loan due in each of the next reporting years are as follows:

Remainder of 2020	$500
2021	11,227
2022	461
2023	11,227
19,500

The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company was in compliance with debt covenants at August 31, 2020.

The Company incurred $606 of financing costs to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method.

Term Loan	$
Balance, November 30, 2019	-
Additions	20,000
Repayment	(500)
Balance, August 31, 2020	19,500
Deferred financing costs
Balance, November 30, 2019	-
Additions	606
Accretion	(51)
Balance, August 31, 2020	555
Total term loan, net of deferred financing costs	18,945
Current portion	(1,923)
Non-current portion	17,022

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

12.	CONTRACTUAL OBLIGATION

The amended and restated SoRSE license agreement (Note 10) contains a decreasing royalty on revenue related to new markets, with annual minimums of US$2,000 over the term of the agreement. On the effective date of the agreement, the Company recognized a contractual obligation of $11,227, calculated as the Canadian dollar equivalent of the present value of future minimum royalty payments, discounted using the Company’s incremental borrowing rate (5.45% at the effective date). The following is a continuity of schedule of the contractual obligation for the nine months ended August 31, 2020.

Balance, November 30, 2019	$-
Contract execution	11,227
Accretion	461
Foreign exchange gain	(137)
Balance, August 31, 2020	11,551
Current portion	(2,569)
Non-current portion	8,982

13.	LEASE LIABILITIES

The following is a continuity schedule of lease liabilities for the nine months ended August 31, 2020.

Balance, November 30, 2019	$-
IFRS transition (Note 3(i))	-
Lease additions	4,947
Lease payments	(192)
Interest expense on lease liabilities	117
Balance, August 31, 2020	4,872
Current portion	(795)
Non-current portion	4,077

When measuring lease liabilities, the Company discounts lease payments using its incremental borrowing. For leases recognized in the nine months ended August 31, 2020, the weighted average rate applied is 5.45%.

14.	NET REVENUE

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2020 $	2019 $	2020 $	2019 $
Toll processing and co-packing	2,644	13,541	26,292	19,270
Product sales	15,059	2,822	40,196	7,991
Analytical testing	425	98	1,247	221
	18,128	16,461	67,735	27,482
Products transferred at a point in time	15,484	2,920	41,443	8,212
Products/services transferred over time	2,644	13,541	26,292	19,270
	18,128	16,461	67,735	27,482

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration of the Company’s directors and other key management personnel are as follows:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2020 $	2019 $	2020 $	2019 $
Management and consulting fees	131	135	436	405
Rent	-	-	-	76
Wages and salaries	411	281	1,106	675
Share-based payments	937	2,249	3,620	5,769
Joint venture termination cost	-	-	931	-
	1,479	2,665	6,093	6,925

As at August 31, 2020, accounts payable and accrued liabilities included $nil (November 30, 2019 - $21) payable to a related party. Amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.

As at August 31, 2020, receivables included $632 (November 30, 2019 - $282) due from related parties in connection with payroll taxes resulting from share-based compensation.

On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest. The final settlement in the amount of $931 was paid by the Company to Kosha.

16.	SHARE CAPITAL AND RESERVES Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Nine months ended August 31, 2020:

(a)	The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital;

(b)	The Company issued 81,250 common shares in connection with the exercise of options for gross proceeds of $93. As a result of the exercise of options, the fair value of the options amounting to $89 was reclassified from reserves to share capital;

(c)	The Company issued 900,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $1,440 and increase in share capital of $1,440;

(d)	The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement (Note 10); and

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES – continued

(e)	The Company cancelled 43,600 common shares repurchased through the normal course issuer bid resulting in a decrease in share capital by $54.

Nine months ended August 31, 2019:

(a)	On April 9, 2019, the Company closed a $43,125 bought deal financing, pursuant to which the Company issued 14,618,644 units at a price of $2.95 per unit which is comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.00 per share for a period of twenty-four months from the date of closing, subject to acceleration conditions. In connection with the financing, the Company paid a cash commission equal to 6% of the gross proceeds raised and issued 877,119 broker warrants valued at $1,666. Each broker warrant entitles the holder to purchase one unit at a price of $2.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions. Each unit is comprised of one common share and one-half share purchase warrant, with each full warrant exercisable at a price of $4.00 per share until April 9, 2021, subject to certain acceleration conditions. The fair value of the warrants was determined using the Black Scholes model utilizing the following assumptions: discount rate of 1.60%, volatility of 106%, expected life of 2 years and exercise price of $2.95;

(b)	The Company issued 9,037,252 common shares in connection with the exercise of warrants for gross proceeds of $22,602. As a result of the exercise of warrants, the fair value of the warrants amounting to $6,345 was reclassified from reserves to share capital;

(c)	The Company issued 1,177,173 common shares in connection with the exercise of options for gross proceeds of $564. As a result of the exercise of options, the fair value of the options amounting to $2,600 was reclassified from reserves to share capital;

(d)	The Company issued 1,353,000 common shares in connection with employment, consulting and board of directors’ compensation agreements resulting in a reduction in the obligation to issue shares $1,934 an increase in share capital by $2,474 and management and consulting fees of $541; and

(e)	The Company issued 3,800,000 common shares in settlement of a consulting agreement resulting in an increase in share capital by $10,410, a reduction in the obligation to issue shares of $4,465 and a contract termination expense of $5,945.

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2020	2021	2022	2023	Total
Officers	300,000	650,000	600,000	450,000	2,000,000

Of the amount recognized for the obligation to issue shares, $326 and $1,221 was recorded as share-based payments expense for the three and nine months ended August 31, 2020 (three and nine months ended August 31, 2019 - $827 and $4,368).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Escrow shares

In connection with the acquisition of Pommies (Note 17), 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES - continued

Warrants

The following table summarizes warrant activity during the nine months ended August 31, 2020 and the fiscal year ended November 30, 2019:

	Number of	Weighted Average Exercise Price
	Warrants	$
Balance, outstanding November 30, 2018	9,760,297	2.55
Issued	8,814,495	3.82
Exercised	(9,037,252)	2.50
Expired	(548,730)	1.55
Balance, outstanding November 30, 2019	8,988,810	3.91
Issued	87,712	4.00
Exercised	(175,424)	2.95
Balance, outstanding August 31, 2020	8,901,098	3.93

The following table summarizes the warrants outstanding as at August 31, 2020:

Warrants Outstanding	Warrants Exercisable	Exercise price $	Expiry date
7,594,663	7,594,663	4.00	April 9, 2021	(1)
306,435	306,435	2.95	April 9, 2021	(2)
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
8,901,098	8,901,098

(1) The Company is entitled to accelerate the expiry date of these outstanding warrants. The warrants with an exercise price of $4.00 can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days.

(2) The broker warrants entitle the holder to purchase one unit at a price of $2.95 per unit, comprised of one common share and one-half share purchase warrant. Each full warrant has an exercise price of $4.00 and can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days.

Long-term incentive plan

During the quarter, an ordinary resolution was passed to approve the adoption of an omnibus long-term incentive plan (“LTIP”). The LTIP will allow for a variety of equity based awards that provide different types of incentives to be granted to certain officers, employees and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”), which was approved by shareholders on September 24, 2019, will continue in accordance with their terms. The maximum number of common shares reserved for issuance, in aggregate, under the LTIP and the Legacy Stock Option Plan, collectively, will be 10% of the aggregate number of common shares issued and outstanding from time to time, excluding entitlements to acquire 2,000,000 common shares issuable to certain officers of the Company as described under obligations to issue shares above. During the nine months ended August 31, 2020, there have been no awards granted under the LTIP plan.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES – continued

Legacy option plan

The Company has a legacy stock option plan which permits the Board of Directors of the Company to grant options to directors, employees and non-employees to acquire common shares of the Company at fair market value on the date of approval by the Board of Directors. A portion of the stock options vests immediately on the grant date and the balance vests over a period of up to five years from grant date.

The following table summarizes legacy stock option activity during the nine months ended August 31, 2020 and the fiscal year ended November 30, 2019:

	Number of	Weighted Average Exercise Price
	Options	$
Balance outstanding, November 30, 2018	6,607,129	1.49
Issued	3,695,000	4.11
Exercised(1)	(2,515,850)	1.45
Cancelled and forfeited	(112,917)	2.79
Balance outstanding, November 30, 2019	7,673,362	2.75
Exercised	(81,250)	1.15
Cancelled and forfeited	(378,750)	3.28
Balance outstanding, August 31, 2020	7,213,362	2.74
Options exercisable, August 31, 2020	4,060,873	2.17

(1)	1,000,000 options with an exercise price of $2.50 were exercised on a cashless basis resulting in the issuance of 397,589 common shares with no cash proceeds being received by the Company.

The following table summarizes the legacy stock options outstanding and exercisable as at August 31, 2020:

Options outstanding	Options exercisable	Exercise price $	Expiry date
5,400	5,400	1.25	November 27, 2020
888,462	888,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,374,500	1,414,079	1.95	October 13, 2023
750,000	312,500	4.21	May 26, 2024
2,300,000	766,682	4.32	July 14, 2024
295,000	73,750	2.79	October 14, 2024
7,213,362	4,060,873

Stock-based compensation

For the three and nine months ended August 31, 2020, the Company recorded $1,286 and $5,262, respectively (three and nine months ended August 31, 2019 - $2,567 and $4,465) in stock-based compensation expense related to legacy stock options, which are measured at fair value at the date of grant and are expensed over the vesting period. The Company used the Black-Scholes option pricing model to establish the fair value of legacy options granted by applying the following weighted average assumptions at issuance:

	August 31, 2020	August 31, 2019
Average dividend per share	-	-
Average forecasted volatility	-	150%
Average risk-free interest rate	-	1.50%
Average expected life	-	5 years
Fair value – weighted average of options issued	-	$3.91

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	BUSINESS ACQUISITIONS

Acquisition of Pommies

On November 8, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (“Agreement”). Pommies is currently a manufacturer of alcoholic beverages operating in Ontario, Canada and was acquired for its mature micro-processing cannabis license application, beverage production capacity, established sales relationships and the Pommies brand. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $5,591, which is comprised of $3,526 cash, working capital adjustment of $23 and 604,052 common shares valued at $2,042. An additional $500 cash and 345,172 common shares valued at $842 were placed into escrow subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. In addition, there were 258,880 common shares, valued at $640, placed in escrow subject to release based on the indemnity provisions of the Agreement.

The following table summarizes the preliminary values of the net assets acquired from Pommies on the acquisition date:

Consideration	Note	Number of Shares	Amount $
Cash paid on closing			3,526
Shares issued on closing	(i)	604,052	2,042
Working capital adjustment			23
Milestone cash	(ii)		500
Milestone shares	(ii)	345,172	842
Indemnity shares	(iii)	258,880	640
Total fair value of consideration			7,573
Net assets acquired
Current assets
Cash			5
Accounts receivable			226
Prepaid expenses and other current assets			15
Inventory			248
Non-current assets
Property, plant and equipment			603
Intangible assets			3,540
Goodwill			4,123
Total assets			8,760
Current liabilities
Accounts payable and accrued liabilities			300
Deferred tax liability			887
Total liabilities			1,187
Total net assets acquired			7,573

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	BUSINESS ACQUISITIONS – continued

(i)	Share price was based upon the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38.

(ii)	Milestone consideration includes $500 in cash and 345,172 common shares valued at $842, which were placed into escrow and subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. The fair value of the milestone shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38, adjusted for probability of occurrence between 80% to 95% and volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 36% to 50%, expected life of 0.65 to 2.23 years and dividend yield of 0%.

(iii)	Indemnity shares include 258,880 common shares with a fair value of $640, placed into escrow and subject to release based on indemnity provisions in the Agreement. The fair value of the indemnity shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38 adjusted for volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 52%, expected life of 2 years and dividend yield of 0%.

18.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three and nine months ended August 31, 2020 and 2019 is as follows:

	For the three months ended		For the nine months ended
	2020	August 31, 2019	2020	August 31, 2019
	$	$	$	$
Income (loss) before income taxes	(3,143)	5,893	(1,651)	(11,003)
Expected income tax (recovery) at statutory rates	(845)	1,591	(443)	(2,971)
Change in statutory rates and other	(1)	-	-	-
Permanent differences	247	-	1,418	-
Changes in estimates related to prior years	-	-	(732)	-
Change in unrecognized deductible temporary differences	520	(1,591)	2,153	2,971
Income taxes	(79)	-	2,396	-

19.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on the equity markets and more recently the debt market to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at August 31, 2020 are summarized in the following table:

	Amortized cost	Financial assets designated as fair value through profit and loss	Total
	$	$	$
Assets
Cash	-	30,257	30,257
Restricted short-term investments	-	100	100
Restricted cash – private placement subscription	-	1,000	1,000
Promissory note receivable	1,032	-	1,032
Receivables (excluding unbilled revenue)	34,070	-	34,070
Liabilities
Accounts payable and accrued liabilities	13,781	-	13,781
Contractual obligation	11,551	-	11,551
Lease liabilities	4,872	-	4,872
Term loan	18,945	-	18,945

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, restricted short-term investments, restricted cash – private placement subscription, promissory note receivable, receivables, accounts payable and accrued liabilities, contractual obligation, lease liabilities, and term loan.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above.

The fair values of cash, restricted short-term investments and restricted cash – private placement subscription were measured based on Level 1 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At August 31, 2020, the Company had cash, and restricted short-term investments of $30,357 and a balance of $19,500 on a term loan. At August 31, 2020, a 1% decrease in interest rates would result in a reduction in interest income by $304 and a reduction of interest expense of $195, compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, restricted cash – private placement subscription, promissory note receivable, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $13,979 in trade accounts receivable outstanding over 60 days at August 31, 2020. The expected loss rate for overdue balances is estimated to be $258 based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at August 31, 2020, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded a trade receivables valuation allowance loss provision representing 44% of the total balance. Of the Company’s trade receivables outstanding at August 31, 2020, 80% are held with five Health Canada licensed customers of the Company.

The Company has a promissory note receivable for $1,000 from a Danish company at August 31, 2020. As security for the promissory note the Company has registered a floating charge deed on the Danish company’s assets. Subsequent to the end of the quarter, the promissory note was repaid in full to the company including accrued interest.

The carrying amount of cash, restricted short-term investments, restricted cash – private placement subscription, promissory note receivable, and trade and other receivables represent the maximum exposure to credit risk, and as at August 31, 2020, this amounted to $66,881.

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three Health Canada licensed customers of the Company representing 75% of total revenue in the three months ended August 31, 2020 and six customers representing 72% of total revenue for the nine months then ended.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at August 31, 2020, the Company has $30,257 of cash. The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation and term loan with a carrying amount of $19,068.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at August 31, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $1,178 (November 30, 2019 – $0.5). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect. In addition, the Company has commitments of $9,069 Australian dollars related to the Cannvalate agreement. As at August 31, 2020, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitments by approximately $907 (November 30, 2019 – $nil). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	August 31, 2020	August 31, 2019
	$	$
Equipment accrued through accounts payable	1,711	763
Shares issued to acquire intangible asset	5,070	-
Contractual obligation incurred to acquire intangible asset	11,227	-
Settlement of obligation to issue shares	1,440	6,398
Settlement of finders’ fee payable	99	558
Right of use assets acquired through lease liability	4,969	-

22.	COMMITMENTS AND CONTINGENCIES

(a)	The Company has purchase commitments for hemp and cannabis biomass totalling $12,439 over the next two- years.

(b)	The Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at August 31, 2020, there remains $9,069 payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	COMMITMENTS AND CONTINGENCIES- continued

$
Remainder of 2020	8,157
2021	6,669
2022	1,909
2023	1,909
2024	1,909
Thereafter	955
21,508

23.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

The operating segments for the three months ended:

	August 31, 2020				August 31, 2019
	Cannabis Operations	Analytical Testing	Corporate	Total	Cannabis Operations	Analytical Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net revenue	17,702	722	(296)	18,128	16,363	217	(119)	16,461
Cost of sales & inventory allowance	10,909	95	(189)	10,815	3,711	72	(129)	3,654
	6,793	627	(107)	7,313	12,652	145	10	12,807
Other operating expenses	6,742	137	3,796	10,675	1,160	194	5,930	7,284
	51	490	(3,903)	(3,362)	11,492	(49)	(5,920)	5,523
Non- operating (income) expense	443	124	(865)	(298)	-	-	(370)	(370)
Net income (loss)	(392)	366	(3,038)	(3,064)	11,492	(49)	(5,550)	5,893
Total assets	71,441	1,828	120,588	193,857	14,233	1,220	108,880	124,333
Total liabilities	16,369	377	36,358	53,104	2,777	39	1,069	3,885

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23.	SEGMENTED INFORMATION- continued

The operating segments for the nine months ended:

	August 31, 2020				August 31, 2019
	Cannabis Operations	Analytical Testing	Corporate	Total	Cannabis Operations	Analytical Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net revenue	66,489	2,048	(802)	67,735	27,262	545	(325)	27,482
Cost of sales & inventory allowance	35,972	482	(438)	36,016	8,767	193	(235)	8,725
	30,517	1,566	(364)	31,719	18,495	352	(90)	18,757
Other operating expenses	18,571	345	13,179	32,095	3,644	489	16,844	20,977
	11,946	1,221	(13,543)	(376)	14,851	(137)	(16,934)	(2,220)
Non- operating (income) expense	3,722	316	(367)	3,671	-	3,194	5,589	8,783
Net income (loss)	8,224	905	(13,176)	(4,047)	14,851	(3,331)	(22,523)	(11,003)
Total assets	71,441	1,828	120,588	193,857	14,233	1,220	108,880	124,333
Total liabilities	16,369	377	36,358	53,104	2,777	39	1,069	3,885

24.	EARNINGS PER COMMON SHARE

The following table provide the computation of basic and diluted earnings per common share:

	For the three months ended		For the nine months ended
	2020	August 31, 2019	2020	August 31, 2019
Weighted Average Shares Outstanding during the period – Basic Earnings Per Share	128,075,319	122,457,417	127,203,254	107,451,763
Add:	-
Incremental shares - stock options	-	2,759,048	-	-
Incremental shares – unvested stock-based compensation plan	-	1,364,086	-	-
Weighted Average Shares Outstanding during the period – Diluted Earnings Per Share	128,075,319	126,580,551	127,203,254	107,451,763

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended August 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

25.	SUBSEQUENT EVENTS

(a)	During the three months ended August 31, 2020, the Company subscribed for $1,000 of units in a Canadian licensed producer’s private placement subject to certain closing conditions (Note 6). On September 4, 2020, the closing conditions were satisfied, and the transaction closed. On closing the transaction, the Company received 3,333,333 shares, 3,333,333 warrants with an exercise price of $0.40 and a term of three years. Of the $1,000 unit subscription, $867 will be allocated to the investment in common shares and $137 will be allocated to the warrants. The investment in common shares and purchase warrants will be remeasured on a quarterly basis to fair value with any changes to fair value being reflected through profit and loss (“FVPTL”).

In addition, the Company received $2,000 in cash which was applied to the customer’s total trade accounts receivable balance of $3,360. The remaining trade accounts receivable balance of the licensed producer was converted to a promissory note in the amount of $1,360 which bears interest at 15% per annum and is due January 15, 2021. The promissory note holds a second ranking security interest, to the senior lender, over the licensed producers’ assets.

(b)	Subsequent to August 31, 2020, the Company issued 5,400 common shares in connection with the exercise of options for gross proceeds of $7.

AT VALENS, IT'S PERSONAL.

TSX: VLNS | OTCQX: VLNCF